                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                  For the fiscal year ended: December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______
                        Commission file number: 001-12925

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN
         (FORMERLY, GENERAL INSTRUMENT (PUERTO RICO), INC. SAVINGS PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GENERAL INSTRUMENT CORPORATION
             (Exact name of registrant as specified in its charter)


           Delaware                                              36-4134221
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                101 Tournament Drive, Horsham, Pennsylvania 19044
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (215) 323-1000
              (Registrant's telephone number, including area code)

                                NEXTLEVEL SYSTEMS
                           (PUERTO RICO), INC. SAVINGS
                                      PLAN

                          Financial Statements for the
                     Years Ended December 31, 1997 and 1996,
                         Supplemental Schedules for the
                        Year Ended December 31, 1997 and
                          Independent Auditors' Report

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 1997 and 1996, with Supplemental Fund Information        2 - 3

   Statements of Changes in Net Assets Available for Benefits for the
     Years Ended December 31, 1997 and 1996, with
     Supplemental Fund Information                                         4 - 5

   Notes to Financial Statements                                          6 - 12

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes
     as of December 31, 1997                                                13

   Item 27(d) - Schedule of Reportable Transactions for the
     Year Ended December 31, 1997                                           14

Note: Supplemental Schedules are included for filing with the Annual Return on Form 5500. Supplemental Schedules not included herein are omitted due to the absence of conditions under which they would be required.

INDEPENDENT AUDITORS' REPORT

Administrative Committee
NextLevel Systems (Puerto Rico), Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of NextLevel Systems (Puerto Rico), Inc. Savings Plan (formerly the General Instrument (Puerto Rico), Inc. Savings Plan) (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits as of and for the years ended December 31, 1997 and 1996, is presented for the purpose of additional analysis of the basic financial statements rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and fund information are the responsibility of the Plan's Administrative Committee. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
-------------------------------
DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 12, 1998

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                 GENERAL
                                 INSTRUMENT
                                CORPORATION         GENERAL
                                (THE FORMER    SEMICONDUCTOR, INC.
                                 NEXTLEVEL     (THE DISTRIBUTING    COMMSCOPE     VANGUARD                  VANGUARD       VANGUARD
                               SYSTEMS, INC.)       COMPANY)           INC.      RETIREMENT    VANGUARD/     INDEX          MONEY
                                   COMMON            COMMON           COMMON      SAVINGS     WELLINGTON   TRUST - 500      MARKET
                                 STOCK FUND        STOCK FUND       STOCK FUND     TRUST         FUND       PORTFOLIO      RESERVES
ASSETS:
  Investments, at fair value:
    Company common stock         $  371,678        $       --       $       --   $       --   $       --    $       --    $       --
    Other common stock                   --            37,159           57,978           --           --            --            --
    Common/collective trust              --                --               --      161,718           --            --            --
    Shares of registered
      investment company                 --                --               --           --      420,063       333,694        68,900
    Participant loans                    --                --               --           --           --            --            --
  Loans receivable                      288                --               --          975        2,582         1,521           397
  Contributions receivable:
    Employee                          1,794                --               --        4,344       10,513         6,864         1,986
    Employer                         17,365                --               --           --           --            --            --
                                 ----------        ----------       ----------   ----------   ----------    ----------    ----------
NET ASSETS AVAILABLE
   FOR BENEFITS                  $  391,125        $   37,159       $   57,978   $  167,037   $  433,158    $  342,079    $   71,283
                                 ==========        ==========       ==========   ==========   ==========    ==========    ==========

                                      VANGUARD                   VANGUARD       VANGUARD
                                    FIXED INCOME    VANGUARD       U.S.       INTERNATIONAL
                                     SECURITIES       STAR        GROWTH         GROWTH         LOAN
                                        FUND        PORTFOLIO    PORTFOLIO      PORTFOLIO       FUND         TOTAL
ASSETS:
  Investments, at fair value:
    Company common stock             $       --    $       --    $       --    $       --    $       --    $  371,678
    Other common stock                       --            --            --            --            --        95,137
    Common/collective trust                  --            --            --            --            --       161,718
    Shares of registered
      investment company                 81,624       118,694        71,323        54,731            --     1,149,029
    Participant loans                        --            --            --            --       161,130       161,130
  Loans receivable                          634           899           447           579            --         8,322
  Contributions receivable:
    Employee                              2,491         3,608         1,886         1,847            --        35,333
    Employer                                 --            --            --            --            --        17,365
                                     ----------    ----------    ----------    ----------    ----------    ----------
NET ASSETS AVAILABLE
   FOR BENEFITS                      $   84,749    $  123,201    $   73,656    $   57,157    $  161,130    $1,999,712
                                     ==========    ==========    ==========    ==========    ==========    ==========

See notes to financial statements.

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                 THE FORMER
                                  GENERAL
                                 INSTRUMENT
                                CORPORATION     VANGUARD                   VANGUARD       VANGUARD      VANGUARD
                                   COMMON      RETIREMENT     VANGUARD/      INDEX         MONEY      FIXED INCOME    VANGUARD
                                 STOCK FUND     SAVINGS      WELLINGTON   TRUST - 500      MARKET      SECURITIES       STAR
                                (SEE NOTE 1)     TRUST          FUND       PORTFOLIO      RESERVES        FUND        PORTFOLIO
ASSETS:
  Investments, at fair value:
    Company common stock         $  363,651    $       --    $       --    $       --    $       --    $       --    $       --
    Common/collective trust              --       118,225            --            --            --            --            --
    Shares of registered
      investment company                 --            --       319,448       233,453        64,875        84,666        98,424
    Participant loans                    --            --            --            --            --            --            --
  Loans receivable                      157         1,608         2,119         1,793           270           711           549
  Contributions receivable:
    Employee                          2,474         6,005        12,368         9,223         2,302         3,741         4,180
    Employer                         22,082            --            --            --            --            --            --
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------
NET ASSETS AVAILABLE
   FOR BENEFITS                  $  388,364    $  125,838    $  333,935    $  244,469    $   67,447    $   89,118    $  103,153
                                 ==========    ==========    ==========    ==========    ==========    ==========    ==========

                                 VANGUARD      VANGUARD
                                   U.S.      INTERNATIONAL
                                  GROWTH        GROWTH         LOAN
                                 PORTFOLIO    PORTFOLIO        FUND       UNALLOCATED      TOTAL
ASSETS:
  Investments, at fair value:
    Company common stock        $       --    $       --    $       --    $       --    $  363,651
    Common/collective trust             --            --            --            --       118,225
    Shares of registered
      investment company            58,801        60,393            --            --       920,060
    Participant loans                   --            --       118,289            --       118,289
  Loans receivable                     260           322            --            --         7,789
  Contributions receivable:
    Employee                         2,273         2,199            --            --        44,765
    Employer                            --            --            --         9,456        31,538
                                ----------    ----------    ----------    ----------    ----------
NET ASSETS AVAILABLE
   FOR BENEFITS                 $   61,334    $   62,914    $  118,289    $    9,456    $1,604,317
                                ==========    ==========    ==========    ==========    ==========

See notes to financial statements.

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                         GENERAL
                                        INSTRUMENT       GENERAL
                                       CORPORATION     SEMICONDUCTOR,
                                       (THE FORMER      INC. (THE
                                        NEXTLEVEL      DISTRIBUTING   COMMSCOPE     VANGUARD                  VANGUARD    VANGUARD
                                       SYSTEMS, INC.)    COMPANY)        INC.      RETIREMENT    VANGUARD/     INDEX       MONEY
                                          COMMON          COMMON        COMMON      SAVINGS     WELLINGTON   TRUST - 500   MARKET
                                        STOCK FUND      STOCK FUND    STOCK FUND     TRUST         FUND       PORTFOLIO   RESERVES
ADDITIONS:
  Contributions:
     Employee                            $    8,302     $    8,156    $       --   $   45,685   $   98,957   $   74,942   $   17,554
     Employer                                88,937         85,084            --           --           --           --           --
                                         ----------     ----------    ----------   ----------   ----------   ----------   ----------
         Net contributions                   97,239         93,240            --       45,685       98,957       74,942       17,554
                                         ----------     ----------    ----------   ----------   ----------   ----------   ----------
   Investment income:
     Interest and dividends                      --             --            --        8,213       35,265        7,137        3,645
     Net gain (loss) on investments         (14,187)        86,837       (11,152)          --       41,752       78,158           --
                                         ----------     ----------    ----------   ----------   ----------   ----------   ----------
         Net investment income (loss)       (14,187)        86,837       (11,152)       8,213       77,017       85,295        3,645
                                         ----------     ----------    ----------   ----------   ----------   ----------   ----------
         Total additions                     83,052        180,077       (11,152)      53,898      175,974      160,237       21,199
                                         ----------     ----------    ----------   ----------   ----------   ----------   ----------
DEDUCTIONS:
   Distributions                             43,351         42,659        10,203       15,893       75,261       88,946       12,664
   Administrative expenses                      952          1,575           219        1,173        2,131        1,483        8,937
                                         ----------     ----------    ----------   ----------   ----------   ----------   ----------
         Total deductions                    44,303         44,234        10,422       17,066       77,392       90,429       21,601
                                         ----------     ----------    ----------   ----------   ----------   ----------   ----------
TRANSFERS
   To (from) other funds                    (18,777)       (16,451)      (19,892)       4,367          641       27,802        4,238
   Effect of spin-off transaction           371,153       (470,597)       99,444           --           --           --           --
                                         ----------     ----------    ----------   ----------   ----------   ----------   ----------
                                            352,376       (487,048)       79,552        4,367          641       27,802        4,238
                                         ----------     ----------    ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE)                     391,125       (351,205)       57,978       41,199       99,223       97,610        3,836

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR                   --        388,364            --      125,838      333,935      244,469       67,447
                                         ----------     ----------    ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                 $  391,125     $   37,159    $   57,978   $  167,037   $  433,158   $  342,079   $   71,283
                                         ==========     ==========    ==========   ==========   ==========   ==========   ==========

                                         VANGUARD                 VANGUARD      VANGUARD
                                       FIXED INCOME  VANGUARD       U.S.      INTERNATIONAL
                                        SECURITIES     STAR        GROWTH        GROWTH         LOAN
                                           FUND      PORTFOLIO    PORTFOLIO     PORTFOLIO       FUND     UNALLOCATED     TOTAL
ADDITIONS:
  Contributions:
     Employee                           $   28,536   $   32,579   $   20,603    $   17,640   $       --   $       --   $  352,954
     Employer                                   --           --           --            --           --           --      174,021
                                        ----------   ----------   ----------    ----------   ----------   ----------   ----------
         Net contributions                  28,536       32,579       20,603        17,640           --           --      526,975
                                        ----------   ----------   ----------    ----------   ----------   ----------   ----------
   Investment income:
     Interest and dividends                  5,848       11,265        2,823         2,348       11,666           --       88,210
     Net gain (loss) on investments          1,834        9,831       12,123           127           --           --      205,323
                                        ----------   ----------   ----------    ----------   ----------   ----------   ----------
         Net investment income (loss)        7,682       21,096       14,946         2,475       11,666           --      293,533
                                        ----------   ----------   ----------    ----------   ----------   ----------   ----------
         Total additions                    36,218       53,675       35,549        20,115       11,666           --      820,508
                                        ----------   ----------   ----------    ----------   ----------   ----------   ----------
DEDUCTIONS:
   Distributions                            27,986       22,527       21,804        17,262       25,872           --      404,428
   Administrative expenses                     476          791          342           362           --        2,244       20,685
                                        ----------   ----------   ----------    ----------   ----------   ----------   ----------
         Total deductions                   28,462       23,318       22,146        17,624       25,872        2,244      425,113
                                        ----------   ----------   ----------    ----------   ----------   ----------   ----------
TRANSFERS
   To (from) other funds                   (12,125)     (10,309)      (1,081)       (8,248)      57,047       (7,212)          --
   Effect of spin-off transaction               --           --           --            --           --           --           --
                                        ----------   ----------   ----------    ----------   ----------   ----------   ----------
                                           (12,125)     (10,309)      (1,081)       (8,248)      57,047       (7,212)          --
                                        ----------   ----------   ----------    ----------   ----------   ----------   ----------
NET INCREASE (DECREASE)                     (4,369)      20,048       12,322        (5,757)      42,841       (9,456)     395,395

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR              89,118      103,153       61,334        62,914      118,289        9,456    1,604,317
                                        ----------   ----------   ----------    ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                $   84,749   $  123,201   $   73,656    $   57,157   $  161,130   $       --   $1,999,712
                                        ==========   ==========   ==========    ==========   ==========   ==========   ==========

See notes to financial statements.

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                        THE FORMER
                                          GENERAL
                                         INSTRUMENT
                                         CORPORATION     VANGUARD                     VANGUARD        VANGUARD       VANGUARD
                                        COMMON STOCK    RETIREMENT      VANGUARD/      INDEX           MONEY       FIXED INCOME
                                            FUND         SAVINGS       WELLINGTON    TRUST - 500       MARKET       SECURITIES
                                        (SEE NOTE 1)      TRUST           FUND        PORTFOLIO       RESERVES         FUND
ADDITIONS:
  Contributions:
    Employee                             $   20,659     $   51,564     $  107,112     $   83,336     $   27,894     $   36,687
    Employer                                183,936             --             --             --             --             --
    Other                                       896             --          1,792             --          5,376             --
                                         ----------     ----------     ----------     ----------     ----------     ----------
         Net contributions                  205,491         51,564        108,904         83,336         33,270         36,687
                                         ----------     ----------     ----------     ----------     ----------     ----------
  Investment income:
    Interest and dividends                       --          6,203         23,663          4,929          2,777          4,932
    Net gain (loss) on investments          (44,968)            --         16,729         36,060             --         (1,117)
                                         ----------     ----------     ----------     ----------     ----------     ----------
         Net investment income (loss)       (44,968)         6,203         40,392         40,989          2,777          3,815
                                         ----------     ----------     ----------     ----------     ----------     ----------
         Total additions                    160,523         57,767        149,296        124,325         36,047         40,502
                                         ----------     ----------     ----------     ----------     ----------     ----------
DEDUCTIONS:
  Distributions                              45,409          8,930         17,143         25,334          1,757          3,486
  Administrative expenses                     2,465            348          1,243            792          9,238             91
                                         ----------     ----------     ----------     ----------     ----------     ----------
         Total deductions                    47,874          9,278         18,386         26,126         10,995          3,577

TRANSFER FROM (TO) OTHER FUNDS                5,531        (15,911)       (21,240)       (15,601)        (5,181)       (11,137)
                                         ----------     ----------     ----------     ----------     ----------     ----------
NET INCREASE (DECREASE)                     118,180         32,578        109,670         82,598         19,871         25,788

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR               270,184         93,260        224,265        161,871         47,576         63,330
                                         ----------     ----------     ----------     ----------     ----------     ----------
NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                 $  388,364     $  125,838     $  333,935     $  244,469     $   67,447     $   89,118
                                         ==========     ==========     ==========     ==========     ==========     ==========

                                                        VANGUARD      VANGUARD
                                         VANGUARD        U.S.       INTERNATIONAL
                                           STAR         GROWTH          GROWTH          LOAN
                                         PORTFOLIO     PORTFOLIO      PORTFOLIO         FUND       UNALLOCATED      TOTAL
ADDITIONS:
  Contributions:
    Employee                            $   35,108     $   19,034     $   19,372     $       --    $       --     $  400,766
    Employer                                    --             --             --             --            --        183,936
    Other                                       --             --            896             --            --          8,960
                                        ----------     ----------     ----------     ----------    ----------     ----------
         Net contributions                  35,108         19,034         20,268             --            --        593,662
                                        ----------     ----------     ----------     ----------    ----------     ----------
  Investment income:
    Interest and dividends                   8,530          4,218          2,525          5,479            --         63,256
    Net gain (loss) on investments           3,587          7,197          4,341             --            --         21,829
                                        ----------     ----------     ----------     ----------    ----------     ----------
         Net investment income (loss)       12,117         11,415          6,866          5,479            --         85,085
                                        ----------     ----------     ----------     ----------    ----------     ----------
         Total additions                    47,225         30,449         27,134          5,479            --        678,747
                                        ----------     ----------     ----------     ----------    ----------     ----------
DEDUCTIONS:
  Distributions                              4,306          8,226          4,054          5,212            --        123,857
  Administrative expenses                      253           (132)           (71)            --            --         14,227
                                        ----------     ----------     ----------     ----------    ----------     ----------
         Total deductions                    4,559          8,094          3,983          5,212            --        138,084

TRANSFER FROM (TO) OTHER FUNDS              (3,293)        (1,491)        (3,706)        81,548        (9,519)            --
                                        ----------     ----------     ----------     ----------    ----------     ----------
NET INCREASE (DECREASE)                     39,373         20,864         19,445         81,815        (9,519)       540,663

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR               63,780         40,470         43,469         36,474        18,975      1,063,654
                                        ----------     ----------     ----------     ----------    ----------     ----------
NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                $  103,153     $   61,334     $   62,914     $  118,289    $    9,456     $1,604,317
                                        ==========     ==========     ==========     ==========    ==========     ==========

See notes to financial statements.

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the NextLevel Systems (Puerto Rico), Inc. Savings Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan Sponsor is NextLevel Systems (Puerto Rico), Inc., a wholly-owned subsidiary of General Instrument Corporation (the former NextLevel Systems, Inc.) (the "Company").

      a. GENERAL - The Company was formerly the Communications Business of the former General Instrument Corporation (the "Distributing Company"). In a transaction that was consummated on July 28, 1997, the Distributing Company (i) transferred all the assets and liabilities relating to the manufacture and sale of broadband communications products used in the cable television, satellite and telecommunications industries to the Company (then a wholly-owned subsidiary of the Distributing Company) and all the assets and liabilities relating to the manufacture and sale of coaxial, fiber optic and other electrical cable used in the cable television, satellite and other industries to its wholly-owned subsidiary, CommScope, Inc. ("CommScope") and (ii) distributed all of its outstanding shares of capital stock of each of the Company and CommScope to its stockholders on a pro rata basis as a dividend. Approximately 147.3 million shares of the Company's Common Stock, based on a ratio of one for one, were distributed to the Distributing Company's stockholders of record on July 25, 1997 (the "Communications Distribution"). On July 28, 1997, approximately 49.1 million shares of CommScope Common Stock, based on a ratio of one for three, were distributed to the Company's stockholders of record on that date (the "CommScope Distribution"). On July 28, 1997, the Company and CommScope began operating as independent entities with publicly traded common stock, and the Distributing Company retained no ownership interest in either the Company or CommScope. Additionally, immediately following the Communications Distribution, the Distributing Company was renamed General Semiconductor, Inc. ("General Semiconductor") and effected a one for four reverse stock split.

            The NextLevel Systems (Puerto Rico), Inc. Savings Plan (formerly the General Instrument (Puerto Rico), Inc. Savings Plan) (the "Plan") was established and effective March 1, 1994, and is a defined contribution plan to encourage long-term savings by eligible employees of NextLevel Systems (Puerto Rico), Inc. through a systematic program of salary deductions. All Matching Employer Contributions have been made in the form of the Company's common stock. For the period from January 1, 1997 through July 27, 1997 and the year ended December 31, 1996, the Matching Employer Contribution was made with the Common Stock of the Distributing Company. For the period July 28, 1997 through December 31, 1997, the Matching Employer Contribution was made with the Common Stock of the Company.

      b. CONTRIBUTIONS - Each eligible employee may elect to have compensation reduced by, and authorize the Company to contribute to the Plan on his or her behalf, a Matched Participant Contribution of 1% to 6% of compensation for each payroll period. Compensation represents the participant's base salary or wages, without reduction for his or her Matched or Unmatched Participant Contributions to the Plan and Section 165(e) of the Puerto Rico Income Tax Act of 1954 ("PRITA"), as amended, and excluding any other form of additional compensation such as overtime pay, commissions, bonuses or incentive compensation. Each Plan year, the Company will contribute to the Plan, on behalf of the employee, a Matching Employer Contribution equal to 50% of the employee's Matched Participant Contribution. In addition, an employee who has elected a Matched Participant Contribution rate of 6% may elect to further reduce compensation, and authorize the Company to contribute to the Plan on his or her behalf, an Unmatched Participant Contribution of 1% to 4% of the employee's compensation for each payroll period. The annual contribution limitation for employee Matched and Unmatched Participant Contributions is $7,500 less any elective contributions under another defined benefit plan or defined contribution plan excluded from the participant's gross income.

            An employee may also contribute to the Plan a Rollover Amount provided the Administrative Committee of the Plan is satisfied that the amount to be rolled over to the Plan constitutes a Rollover Amount under PRITA. Such contributions are classified as "other" in the statement of changes in net assets available for benefits.

            PRITA requires that the Plan provisions do not discriminate in favor of highly compensated employees. In order to determine whether the Plan discriminates in such a manner, contribution levels are reviewed using the Actual Deferral Percentage ("ADP") test. To comply with such 1996 requirements, the Company has elected to fund a Qualified Non-Elective Contribution to the Plan which is estimated to be $ 9,456. Such amount has been recorded as an unallocated contribution receivable at December 31, 1996, and the actual contribution was made by the Company during 1997. No contribution was required to be made for the year ending December 31, 1997.

      c.    ELIGIBILITY - All persons employed by NextLevel Systems (Puerto
            Rico), Inc. (including officers and directors who are employees and excluding independent contractors) became eligible to participate in the Plan as of March 1, 1994 without satisfying any minimum period of qualifying employment. All persons hired by NextLevel Systems (Puerto Rico), Inc. after March 1, 1994 and prior to
            August 1, 1995 became eligible to participate in the Plan on the date of hire. All persons hired by NextLevel Systems (Puerto
            Rico), Inc. after August 1, 1995 became eligible to participate in the Plan upon completion of 90 days of service.

      d. VESTING - A participant's interest in his or her participant Contributions Account and any Rollover Contribution Account (including all earnings on contributions to such accounts) are immediately and fully vested at all times and not subject to forfeiture. A participant's interest in his or her Employer Contributions Account (including all earnings on such account) will be 50% vested upon commencing employment, 75% vested upon completing one year of employment, and 100% vested upon completing two years of employment. Such years of employment need not be consecutive.

            Notwithstanding the foregoing, a participant becomes fully vested in his or her Employer Contributions Account upon the earlier of the following:

            -     obtaining normal retirement age

            -     total disability

            -     termination of employment by way of death.

            A participant will also be fully vested in the event of a liquidation or dissolution of the Company, or upon termination of the Plan.

      e. CONDITIONS OF DISTRIBUTION AND WITHDRAWAL - Distributions under the Plan may be made upon a participant's death, total disability, retirement or other termination of employment.

            Prior to termination of employment, the participant may make withdrawals from his or her accounts pursuant to the following:

            (i) All or any portion of the balance in the Rollover Contribution Account including investment income thereon.

            (ii) All or any portion of the Matched Contribution Account, the Unmatched Contribution Account, the Rollover Contribution Account, and the vested portion of the Employer Contribution Account, upon attaining age 59-1/2.

            (iii) All or any portion of the Employer Contribution Account, the
                  Matched Contribution Account excluding any income or gain thereon, and the Unmatched Contribution Account excluding any income or gain thereon, for reasons of hardship subject to certain restrictions as defined in the Plan document.

            Withdrawals prior to termination of employment are subject to the following conditions: (i) no more than one request for a withdrawal may be made during any six-month period, except in the case of a financial hardship withdrawal; (ii) a participant may not make a withdrawal until he or she has been a participant for six consecutive months; and (iii) the amount withdrawn shall not be less than $200 or the amount of the participant's vested accrued benefit.

            Upon withdrawal from the Plan or after termination of employment, the nonvested portion of a participant's account will be forfeited. The forfeiture may be used to reduce future employer contributions. Forfeited nonvested accounts totaled approximately $206 and $898 as of December 31, 1997 and 1996, respectively.

      f. LOANS - A participant is eligible to receive loans under the Plan without a required period of prior participation in the Plan. A participant may not have more than one loan from the Plan outstanding at any one time. A separate loan fund has been established to account for loans made from each specified fund. As periodic principal and interest payments become due, they are reallocated back to the specific funds from which the loan was borrowed.

            The amount of a loan may not exceed the following amount:

            (i) The lesser of 50% of the vested value of the participant's accounts or $50,000.

            (ii) Notwithstanding anything in (i) to the contrary, no loan shall be made in a principal amount of less than $1,000 and the principal amount must be in increments of $100.

            Interest is paid on the outstanding principal amount of each loan at a fixed per annum rate equal to the prime lending rate as published in the Wall Street Journal on the last business day of each month plus 1-1/2%. This rate applies during the full term of the loan and is not modified. Interest paid by a participant is credited to his or her applicable account.

            The term of the loan is fixed by the Administrative Committee at the time the loan is made and may not be extended. All loans are for a minimum term of one year and are in one-year increments. Any loan which is to be used to acquire a dwelling unit which is to be used as the principal residence of the borrowing participant within a reasonable time (a "residence loan") must be repaid within the earlier of fifteen years or disposition of such principal residence. Any other loan will be treated as a "nonresidence loan" and must be repaid within a maximum of five years.

            Regardless of its original maturity, the outstanding principal amount of any loan and accrued interest thereon becomes immediately due and payable sixty days following the date a participant's employment with the Company terminates for any reason whatsoever.

            A loan, including interest thereon, is repaid by payroll deductions under a fixed schedule which provides for interest and amortization of principal in substantially level payments over the term of the loan. A participant may repay all (but not part) of any loan at any time without penalty by payment of the outstanding principal amount thereof, plus unpaid accrued interest to the date of repayment. As collateral for repayment of each loan made to a participant, such participant pledges the assets of his or her Plan accounts.

      g. INVESTMENT FUNDS - Banco Santander is the trustee of the Plan. Vanguard Fiduciary Trust Company ("Vanguard") is the investment manager and recordkeeper of the Plan.

            A participant may elect to invest all Participant Contributions or Rollover Amounts in one or any combination of the funds described below (except as noted), in whole multiples of 5% of the aggregate amount of such contributions. A participant may elect to transfer once each day, all or any part of the aggregate value in his or her account or his or her interest in one or more investment fund or funds subject to rules restricting transfers related to the Vanguard Retirement Savings Trust. The descriptions of the investments have been obtained from the various fund prospectuses.

                  General Instrument Corporation (the former NextLevel Systems, Inc.) Common Stock Fund - Consists principally of General Instrument Corporation (the former NextLevel Systems, Inc.) common stock and temporary cash investments. All matching employer contributions and earnings thereon, subsequent to July 28, 1997, are invested in this fund. This fund is also an investment option for participants.

                  General Semiconductor Inc. (the Distributing Company) Common Stock Fund - Consists principally of General Semiconductor Inc. common stock and temporary cash investments. All matching employer contributions and earnings thereon prior to July 28, 1997 were invested in this fund. This fund is not a current investment option for participants. The common stock is held as a result of the Distributions.

                  CommScope Inc. Common Stock Fund - Consists principally of CommScope, Inc. common stock and temporary cash investments. This fund is not a current investment option for participants. The common stock is held as a result of the Distributions.

                  Vanguard Retirement Savings Trust (Common/Collective Trust) - Consisting of one or more guaranteed investment contracts issued by insurance companies and banks.

                  Vanguard/Wellington Fund (Registered Investment Company) - Consisting of a portfolio of approximately 65% in common stocks and 35% in fixed income securities (including corporate and government bonds and money market instruments).

                  Vanguard Index Trust - 500 Portfolio (Registered Investment Company) - Consisting of a portfolio of the five-hundred stocks in the Standard & Poor's 500 Composite Stock Price Index, each individual stock being weighted relative to its total market value and parallel to its representation in the Index.

                  Vanguard Money Market Reserves (Registered Investment Company)
                  - Consisting of a portfolio of securities issued by the U.S. Treasury and agencies of the U.S. Government with maturities of one year or less.

                  Vanguard Fixed Income Securities Fund (Registered Investment Company) - Consisting of a portfolio of fixed income securities guaranteed by the U.S. Government and approximately 80% of which is normally invested in Government National Mortgage Association ("GNMA") certificates, the balance being invested in temporary cash investments.

                  Vanguard STAR Portfolio (Registered Investment Company) - Comprised of a portfolio investing 60-70% of its assets in seven Vanguard equity funds and approximately 30-40% in three Vanguard fixed income funds.

                  Vanguard U.S. Growth Portfolio (Registered Investment Company)
                  - Consisting of a portfolio investing primarily in common stock of United States corporations with above average growth potential.

                  Vanguard International Growth Portfolio (Registered Investment Company) - Consisting of a portfolio of equity securities of corporations located outside the United States.

                  Loan Fund - A separate loan fund has been established to account for loans made from each specified fund. As periodic principal and interest payments become due, they are reallocated to the specific funds from which the loan originated.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      b. INVESTMENTS - Investments are stated at fair or market values. The market values of General Instrument Corporation (the former NextLevel Systems, Inc.), CommScope, Inc. and General Semiconductor Inc. (the Distributing Company) common stocks are based on the closing prices as quoted on the New York Stock Exchange. The investments in shares of the Vanguard funds are valued at the redemption prices established by Vanguard, based upon its determination of the market value of the underlying investments.

      c. ADMINISTRATIVE EXPENSES - The Plan document provides that all expenses shall be paid by the Plan unless the Company, at its sole discretion, elects to pay such expenses without reimbursement. During the years ended December 31, 1997 and 1996, the Company elected to pay $29,011 and $22,365, respectively, of Plan expenses without reimbursement.

      d. OTHER - All security transactions are recorded on the trade date. Net gains and losses on the disposal of investments in each fund are computed using the average cost method based on the beginning market value as carried forward from the end of the prior plan year. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

      e. BENEFIT PAYABLE - As prescribed by the American Institute of Certified Public Accountant's Audit and Accounting Guide, "Audits of Employee Benefit Plans," benefit payments are recognized as reductions of Plan assets upon disbursement. Benefits payable to terminated employees who had elected to withdraw from the Plan as of December 31, 1997 and 1996 were $934,525 and $12,876, respectively.

3.    INVESTMENTS

      Investments held by Banco Santander and Vanguard at December 31, 1997 were as follows:

           NAME OF                        NUMBER                             FAIR
          ISSUER AND                        OF       HISTORICAL   FAIR       VALUE
        TITLE OF ISSUES                   UNITS        COST       VALUE     PER UNIT
General Instrument Corporation
  (the former NextLevel Systems Inc.)
  Common Stock Fund                        39,165    $369,172    $371,678    $ 9.49
General Semiconductor Inc.
  (the Distributing Company)
   Common Stock Fund                        4,795      46,834      37,159      7.75
CommScope, Inc. Common
  Stock Fund                                6,611      63,931      57,978      8.77
Vanguard:
  Retirement Savings Trust                161,718     161,718     161,718      1.00
  Wellington Fund                          14,264     359,889     420,063     29.45
  Index Trust - 500 Portfolio               3,705     243,794     333,694     90.07
  Money Market Reserves                    68,900      68,900      68,900      1.00
  Fixed Income Securities Fund              7,826      79,410      81,624     10.43
  STAR Portfolio                            6,829     108,025     118,694     17.38
  U.S. Growth Portfolio                     2,485      56,656      71,323     28.70
  International Growth Portfolio            3,339      52,736      54,731     16.39

      Investments held by Banco Santander and Vanguard at December 31, 1996 were as follows:


           NAME OF                        NUMBER                             FAIR
          ISSUER AND                        OF       HISTORICAL   FAIR       VALUE
        TITLE OF ISSUES                   UNITS        COST       VALUE     PER UNIT
General Semiconductor Inc.
  (the Distributing Company)
  Common Stock Fund                        13,355    $468,784    $363,651    $27.23
Vanguard:
  Retirement Savings Trust                118,225     118,225     118,225      1.00
  Wellington Fund                          12,216     283,558     319,448     26.15
  Index Trust                               3,376     184,472     233,453     69.16
  Money Market Reserves                    64,875      64,875      64,875      1.00
  Fixed Income Securities Fund              8,284      83,322      84,666     10.22
  STAR Portfolio                            6,206      91,910      98,424     15.86
  U.S. Growth Portfolio                     2,477      48,616      58,801     23.74
  International Growth Portfolio            3,669      54,825      60,393     16.46

4.    TAX STATUS

      The Plan has been established and operated to comply with Section 3165, Subchapter 9, Title 13 of the Laws of the Commonwealth of Puerto Rico and the regulations thereunder and to be exempt from tax under Section 165 of PRITA. The Plan obtained its latest determination letter dated May 23, 1996 in which the Treasury Department of Puerto Rico stated that the Plan, as designed, was in compliance with the applicable requirements of the Commonwealth of Puerto Rico. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of PRITA. Therefore, no provision for income taxes is included in the Plan's financial statements.

5.    SUBSEQUENT EVENTS

      NextLevel Systems, Inc. changed its name to General Instrument Corporation in February 1998.

      In April 1998, General Instrument Corporation completed a restructuring and closed its Puerto Rican operations. Employees of NextLevel Systems (Puerto Rico), Inc. were terminated. The Board of Directors of NextLevel Systems (Puerto Rico), Inc. passed a resolution to terminate the Plan effective April 30, 1998. It is anticipated that participant account balances will be distributed by the end of 1998. Participants' employer matching contributions became fully vested upon termination of the Plan. As all assets included in the Plan are stated at fair value, the decision to terminate has no effect on these financial statements.

                                     ******

                             SUPPLEMENTAL SCHEDULES

NEXTLEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                              DESCRIPTION
          NAME OF ISSUER                          OF                    NUMBER OF                         CURRENT
        AND TITLE OF ISSUE                    INVESTMENT                  UNITS            COST            VALUE
* General Instrument Corporation            Common Stock and
  (the former NextLevel Systems, Inc.)        Temporary Cash
  Common Stock Fund                           Investments                 39,165        $ 369,172        $ 371,678
General Semiconductor, Inc.                 Common Stock and
  (the Distributing Company)                  Temporary Cash
  Common Stock Fund                           Investments                  4,795           46,834           37,159
CommScope Corporation                       Common Stock and
  Common Stock Fund                           Temporary Cash
                                              Investments                  6,611           63,931           57,978

Vanguard:
  Retirement Savings Trust                  Common/Collective
                                              Trust                      161,718          161,718          161,718
  Wellington Fund                           Shares of Registered
                                              Investment Company          14,264          359,889          420,063
  Index Trust - 500 Portfolio               Shares of Registered
                                              Investment Company           3,705          243,794          333,694
  Money Market Reserves                     Shares of Registered
                                              Investment Company          68,900           68,900           68,900
  Fixed Income Securities Fund              Shares of Registered
                                              Investment Company           7,286           79,410           81,624
  STAR Portfolio                            Shares of Registered
                                              Investment Company           6,829          108,025          118,694
  U.S. Growth Portfolio                     Shares of Registered
                                              Investment Company           2,485           56,656           71,323
  International Growth Portfolio            Shares of Registered
                                              Investment Company           3,339           52,736           54,731

                                                   DESCRIPTION
DESCRIPTION                                        OF MATURITY
Plan participant loans other than         Through 12/31/00
  mortgages, at various rates of          10.00%-10.25%                                   161,130          161,130
  interest
                                                                                      -----------      -----------
         TOTAL ASSETS HELD FOR
         INVESTMENT PURPOSES                                                          $ 1,772,195      $ 1,938,692
                                                                                      ===========      ===========

* Party-in-interest

NEXT LEVEL SYSTEMS (PUERTO RICO), INC. SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                           NUMBER       PURCHASE       NUMBER
                                             OF         PRICE OR         OF        SELLING     REALIZED
         INVESTMENT                       PURCHASES   CONTRIBUTION      SALES       PRICE     GAIN/(LOSS)
General Semiconductor, Inc.
  (the Distributing Company)
  Common Stock Fund                           15       $ 192,997         --              --           --
                                              --         143,926         52       $ 135,729     $ (8,197)

General Instrument Corporation
  (the former NextLevel Systems,
  Inc.) Common Stock Fund                     12          80,754         --              --           --



Vanguard:
  Retirement Savings Trust                    60         101,745         --              --           --


  Wellington Fund                             37         189,353         --              --           --
                                              --         113,021         63         130,490       17,469

  Index Trust - 500 Portfolio                 47         160,616         --              --           --
                                              --         101,560         44         138,533       36,973

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                           NextLevel Systems (Puerto Rico), Inc. Savings Plan
                           --------------------------------------------------

Date June 24, 1998         /s/ Scott A. Crum
------------------         --------------------------------------
                           Scott A. Crum
                           Member of the General Instrument Corporation
                           Employee Benefits Administrative Committee

                               INDEX TO EXHIBITS


Exhibit      Description
-------      -----------

23           Independent Auditors' Consent